SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of August 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Press Release

The press release issued by DHT Holdings, Inc. (the “Company” or “DHT”) on August 8, 2017 related to its results for the second quarter of 2017 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Credit Agreements

As disclosed in the Company’s Current Report on Form 6-K, filed with the Securities and Exchange Commission on April 24, 2017, DHT, as guarantor, entered into a senior secured term loan facilities and revolving credit facility agreement, dated April 20, 2017 (the “Senior Secured Term Loan Facilities and Revolving Credit Facility”). The Senior Secured Term Loan Facilities and Revolving Credit Facility is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On June 8, 2017, DHT, as guarantor, entered into a term loan and revolving credit facility agreement (the “Term Loan and Revolving Credit Facility”) with Nordea Bank AB (publ) – Filial i Norge and DNB Bank ASA, as lenders, DHT Bronco, Inc. and DHT Mustang, Inc. (both of which are wholly owned subsidiaries of the Company), as borrowers. The Term Loan and Revolving Credit Facility makes available to the borrowers a total of USD 82,500,000, half of which is a term loan facility that the Company intends to use for post-delivery financing of two newbuilding VLCCs under construction at Hyundai Heavy Industries Co. Ltd. The remainder is a revolving credit facility that the Company intends to use for general corporate purposes. Borrowings will bear interest at a rate equal to LIBOR plus 2.50%. The Term Loan and Revolving Credit Facility is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

This discussion under the heading “Credit Agreements” does not purport to be complete and is qualified in its entirety by the attached Exhibits.

Incorporation by Reference

Exhibits 10.1, 10.2 and 99.1 to this Report on Form 6-K shall be incorporated by reference into the Company’s registration statements on Form F-3 (file Nos. 333-199697 and 333-219069), initially filed with the Securities and Exchange Commission on October 30, 2014 and June 30, 2017, respectively, as amended, in each case to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

10.1
Senior Secured Term Loan Facilities and Revolving Credit, dated as of April 20, 2017, among Nordea Bank AB (publ), filial i Norge, DNB Bank ASA, ABN AMRO Bank N.V. Oslo Branch, DHT Opal, Inc., DHT Peony, Inc., DHT Lotus, Inc., DHT Edelweiss, Inc., DHT Bauhinia, Inc., DHT Lake, Inc., DHT Raven, Inc., DHT Utik, Inc., DHT Utah, Inc., DHT Colt, Inc., DHT Stallion, Inc., and DHT Holdings, Inc.

10.2	Term Loan and Revolving Credit Facility, dated as of June 8, 2017, among Nordea Bank AB (publ) – Filial i Norge, DNB Bank ASA, DHT Bronco, Inc., DHT Mustang, Inc. and DHT Holdings Inc.

99.1	Press Release dated August 8, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: August 10, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer